June 26, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IGATE Corporation
Request for Withdrawal of Registration Statement on Form S-3
Pursuant to Rule 477 (File No. 333-200719)
Accession No. 0001193125-14-432705

Dear Sir or Madam:

On behalf of IGATE Corporation (the “Company”), we hereby request that the above-referenced registration statement filed December 4, 2014, on Form S-3ASR, be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”) for T-Mark File No. 333-200719, effective July 1, 2015.

The Registrant is requesting withdrawal of the Registration Statement consistent with discussions with the U.S. Securities and Exchange Commission (the “Commission”) and the staff of the Commission. No securities have been sold in connection with the Registration Statement.

Should the Commission have any questions or comments, please contact our counsel, James Barnes of Pepper Hamilton LLP, by telephone at 412-454-5004, by fax at 866-739-0298, or e-mail at barnesj@pepperlaw.com.

Sincerely,

IGATE Corporation

By:	/s/ Mukund Srinath
Name:	Mukund Srinath
Title:	Senior Vice President – Legal & Corporate Secretary

cc: James Barnes, Esq.